[TimkenSteel Letterhead]

January 11, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	TimkenSteel Corporation
Registration Statement on Form S-3
File No. 333-208930

Dear Sir or Madam:

Please accept this letter as an amendment to the above-referenced registration statement to include the delaying amendment language required by Securities and Exchange Commission Rule 473 as follows:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such dates as the Commission, acting pursuant to said section 8(a), may determine.”

Questions concerning this matter may be directed to our legal counsel, Michael J. Solecki, Esq. of Jones Day, at (216) 586-7103.

Thank you for your assistance with this matter.

Sincerely,

TimkenSteel Corporation

By:	/s/ Frank A. DiPiero
Frank A. DiPiero
Executive Vice President,
General Counsel and Secretary

cc:  Michael J. Solecki, Esq./Jones Day